

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

19,240,074 shares issued and outstanding

Ref.: File no. 82-4025

April 22, 2010

Globex and Drinkard Metalox Formalize Refractory Gold Processing Joint Venture Environmental and Commercial Benefits are Considerable

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) is pleased to inform shareholders that Globex has reached a definitive agreement with Drinkard Metalox Inc. (DMI) forming a joint venture in order to commercialize on a worldwide basis, DMI's trade secret and patented hydrometallurgical technologies for the efficient and environmentally friendly recovery of gold, silver and other metals from arsenical and/or refractory ores.

The DMI hydrometallurgical technologies and process methods have been developed and tested by DMI over many years and recent test work for Globex on ore from a developing large tonnage, low grade arsenical, refractory gold deposit has shown it can significantly increase precious metal recoveries while transforming arsenic in residues into a stable form suitable for disposal in tailings. Numerous refractory gold deposits have not reached commercial production due to low gold recoveries and the potential environmental damage that can be caused by the disposal of arsenic in tailings. **The joint venture expects that the application of DMI's hydrometallurgical processes can significantly increase gold recoveries, create stable and environmentally acceptable tailings thus allowing uneconomic refractory gold projects to achieve commercial production with lower capital and operating costs.** It is contemplated that the processes can also be applied to existing arsenical gold bearing tailings resulting in stable, benign tailings after the recovery of previously unrecoverable precious metals. The methods are both good for the environment and profitable.

Under the agreement reached by Globex and DMI, an exclusive worldwide joint venture was formed to commercialize the application of the hydrometallurgical technologies. Globex will manage the joint venture and fund its work while retaining a 75% interest. DMI will provide its expertise, patents and trade secrets and perform hydrometallurgical test work to prove its commercial applicability to various refractory gold deposits while maintaining a 25% carried interest in the joint venture.

The joint venture expects to profit through technology contracts which will include fees and royalties based upon, among other things, savings in capital costs and a percentage of precious metal recoveries from gold deposits which, under conventional technologies, are uneconomic due to low gold recoveries and environmentally unacceptable tailings. There are numerous such opportunities available worldwide. Existing technologies often require large capital outlays, expensive processing such as fine grinding or oxidizing and have high operating costs due to such things as high energy requirements and ongoing tailing effluent treatment. It is expected that, in most cases, many if not all of these problems can be overcome by the DMI processes.



Dlw 5/3

The joint venture has negotiated a test program with a client who is endeavouring to commercialize a large tonnage, low grade refractory gold deposit. Test work on a sample of refractory gold bearing concentrate has begun.

Globex is pleased to be strengthening its business relationship with DMI and looks forward to the challenges and rewards of this endeavour.

Technical Information (after Wikipedia, the Free Encyclopedia)

"A "refractory" gold ore is an ore that is naturally resistant to recovery by standard cyanidation and carbon adsorption processes. These refractory ores require pre-treatment in order for cyanidation to be effective in recovery of the gold. A refractory ore generally contains sulfide minerals, organic carbon, or both. Sulfide minerals often trap or occlude-gold particles, making it difficult for the leach solution to complex with the gold. Organic carbon present in gold ore may adsorb dissolved gold-cyanide complexes in much the same way as activated carbon. This so-called "preg-robbing" carbon is washed away because it is significantly finer than the carbon recovery screens typically used to recover activated carbon.

Existing pre-treatment options for refractory ores include:

1. Roasting
2. Bio-oxidation
3. Pressure oxidation
4. Ultrafine grinding

The refractory ore treatment processes may be preceded by concentration (usually sulfide flotation). Roasting is used to oxidize both the sulfur and organic carbon at high temperatures using air and/or oxygen. Bio-oxidation involves the use of bacteria that promote oxidation reactions in an aqueous environment. Pressure oxidation is an aqueous process for sulfur removal carried out in a continuous autoclave, operating at high pressures and somewhat elevated temperatures. Ultrafine grinding may be used when liberation of gold particles from the surrounding mineral matrix is the primary refractory characteristic of the ore."

These methods are often capital intensive, have high ongoing costs for energy or other consumables and while somewhat increasing recoveries, the additional gold recovery or financial gain is often not significant enough to warrant the ongoing costs or capital expenditures. It is thought that the DMI process will remedy this longstanding problem.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward Looking Statements